SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n°  01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors held on July 17, 2014

1. Date, Time and Venue: On July 17, 2014, at 2 p.m., via conference call, as authorized by Article 21, paragraph 2nd of the Company’s Bylaws.

2. Call Notice and Attendance: Call notice waived, due to the attendance of the totality of the members of the Company’s Board of Director, therefore, the instatement and approval quora  were verified.

3. Presiding Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: The members of the Company’s Board of Directors decided unanimously and without reservation, as recommended by the Audit Committee, to approve the revision of the Company’s Code of Ethics, attached to the present minutes as Annex I. This is the result of a review conducted by the Ethics Committee of the Company, with a view to upgrade the already existing premises and rules in the Code of Ethics, improving its content in accordance with the internal policies of the Company. The Code of Ethics will be available to view on the Company’s website (www.gafisa.com.br/ri) and under "Code of Conduct" of the IPE system of CVM (www.cvm.gov.br or www.bmfbovespa.com.br)

5. Closing: With no further matters to be discussed, these minutes were read, approved and signed by those attending the meeting. Signatures: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary). Directors:  Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira and Rodolpho Amboss.

I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

Renata de Carvalho Fidale

Secretary

ANNEX I

CODE OF ETHICS

Code of Ethics Gafisa

Version: June 2014

Revised by the areas:

Internal Audit

Internal Communications

Human Resources (Gente e Gestão)

Legal

Discussed and approved by the Ethics Committee of Gafisa

Available in electronic format at:

http://portal.gafisanet.com.br

www.gafisa.com.br/ri

www.cvm.gov.br

www.bmfbovespa.com.br

Corporate Internal Communications – comunicacaointerna@gafisa.com.br

CONTENT

This Code covers important topics that are part of the way of acting and driving Gafisa, whether in its relations with internal or external audiences. All employees, suppliers, shareholders and partners, including business partners and SPEs (Specific Purpose Company) must agree and comply with the Code of Ethics.

It is the duty and responsibility of all parties related to the Company to report any violation or suspected violation of this Code of Ethics. Any violation report, identified or anonymous, should be directed to the “Canal Confidencial”, an independent communication channel:

www.canalconfidencial.com.br/

Voice Channel: 0800 777 0781

CEO’s Message

People,

This Code of Ethics is instrumental in achieving the mission, vision and culture of Gafisa. Its purpose is to guide our actions in day-to-day work and clarify our position for the public with whom we interact: suppliers, partners, shareholders, customers and the community.

This version is the result of a review conducted in late 2013 and early 2014, which involved the members of the Ethics Committee, including Gafisa’s Executive Officers, as well as the areas of Internal Audit, Human Resources (Gente e Gestão), Legal and Communications. The elements set out in the "Anti-Corruption Law" (Law 12,846), enforced since January 2014, have been strengthened and are in line with the Code. We reiterate our commitment to ethics and good principles in the conduct of our business.

It is vitally important that this Code is reflected in our culture. We all have a responsibility to live it, regardless of hierarchical level. Therefore, I recommend the careful reading of the information that follows, as it will assist you in your initiatives and decisions.

Sandro Gamba

Gafisa CEO

Mission, Vision and Culture of Gafisa

Here you will learn more about our Vision, our Mission and our Culture. We are responsible for transforming it all into reality. Gafisa’s People are like this: they seek to excel, are not afraid of challenges and always make it happen!

Vision

To be the reference company in the real estate segment that generates the highest perceived value for everybody involved in the business (customers, investors, employees and partners).

Mission

To provide a relationship based on proximity, enchantment and exceeding expectations through exclusive projects connected to people’s lifestyles.

Gafisa Culture - Our way of being

Clients

Delivering quality is our commitment. We want to bring customers closer to the dreams, memories and good feelings involved in buying a property. So, we go beyond, seeking to exceed their expectations at all stages of their relationship with us: in sales, construction, financing, delivery and post-delivery warranty. An honest and transparent relationship that the customer deserves and needs is what makes us different.

Employees

We are sure that our team is made up of the best people, who guide their conduct within moral and ethical standards. We are different because we observe and understand. If something doesn’t exist and it is important, we create it. If we don’t know something, we seek to learn. We humbly listen. And talk with respect. We always want to make things right. To do this, we take risks. If anything happens, we will fix it. And we continue to make things right and aim to make fewer mistakes.

Position

We should always honor our commitments. We need to know that transparency should permeate the whole process, both internally and externally. We do our job through simple actions that generate positive examples. And we are very proud of our brand.

Business Cycle

We have a long cycle, which can reach five years from the incorporation, sale, construction, and delivery. Therefore, our decisions must be assertive so that each area can execute the plans within the agreed deadlines, ensuring the future result even if, in some cases, it compromises the immediate result.

Results

We must stand firm in meeting what we have planned and the budgets that we have developed. The results that we aim for will be achieved by obsessing over information and processes. Besides the adequate financial returns, we have to generate a significant added value for investors.

Products

We should always be in tune with the market, anticipating trends and the needs of our customers. Our products interfere directly with society and we therefore have an extreme responsibility in what we do. We respect and learn from those who are part of the production chain and we are always ready to make things happen.

Environment and Community

We act with respect with the communities where we develop our projects. In order to achieve that, we adopt modern technologies and practices in order to make our operations more effectively and minimize the environmental impacts.

Quality Policy

We assure the profitability and growth of our Company through the continuous improvement of our products, process and customer satisfaction.

Gafisa’s People

The relations between our People must be based on ethical integrity, which translates into treating employees, partners, suppliers and stakeholders with dignity and respect, without distinction of race, religion, gender, sexual orientation, social class or disability. Any type of harassment should not be tolerated.

It is our duty:

- To comply with - and ensure that others comply with - this Code of Ethics to set an example of conduct and ethical behavior.

- To disseminate knowledge of this Code, guiding those who are unaware of its content about situations or actions that represent any ethical questions or dilemmas.

- To report the existence of cases of noncompliance to the Ethics Committee via “Canal Confidencial”.

- To strictly follow laws, labor conventions and collective agreements.

- To ensure a safe working environment with appropriate and satisfactory conditions for the execution of their functions.

- To demand and enforce the proper use of the individual protective equipment (IPE) in our construction sites and in all environments where they are required, promoting the importance of its use.

- To hire professionals according to their ability to perform the established function and suppliers according to the Company’s needs of materials and services.

- To maintain a transparent relationship with employees, customers, partners and shareholders, providing relevant information to the business through the communication channels available (internal, customer relationship, investors and suppliers).

- To be responsible for the correct use of Gafisa’s assets in order to avoid damage, inadequate handling, losses, or misleading. The misuse of Company assets is subject to reimbursement by the employee in accordance with the term of responsibility signed before receiving it.

- To respect the rules of application and good use of Gafisa’s logo, available for consultation in our Brandbook  and the Manual de Comunicação Visual nas Obras.

It is forbidden:

- To consume alcohol, drugs or to practice gambling during the workday. These practices not only harm the working environment but also your life.

- To perform any act of vandalism, environmental degradation and violence.

- To use the corporate e-mail for messages which do not add value to our business.

- To conduct ideological manifestation, political, labor or religious campaigns in Gafisa’s premises, or to use the Company’s assets for such ends.

- To trade goods in the work environment or perform activities which are not related to the scope of work.

- To use the Company’s resources (financial, intellectual and material goods) for activities which are not related to our business.

Conflict of interests

Gafisa’s interests should prevail over any other interest of its related parties - employees, suppliers, partners and shareholders. Any decisions, regardless of hierarchical level and activity performed, must respect the ethical principles set out in this Code.

It is forbidden:

- To hire employees’ relatives of 1st degree: father, mother, sons/ daughters, brothers/sisters, spouses, cousins, uncles/aunts and nephews/nieces.

- To maintain stable intimate relationships among employees.

- To maintain or own businesses or activities which take the focus from the work at Gafisa and/or may create conflicts of interests.

- For the Operations/Construction employees to contract services/materials from suppliers of the construction sites in which they are allocated.

- To remove and/or use any type of work’s material for particular matters.

- To accept, in any way, favors relating to the supply of materials or services from our suppliers.

* The use of service from any of Gafisa’s suppliers for personal purposes should happen regardless of the service contracted by the Company, with all expenses being paid by the employee, and always with the consent of his superior.

- To accept gratuities such as gifts, invitations, money, loans or other favors of any nature from the Company's suppliers or sales representatives or partner companies.

*It is allowed to accept or offer gifts with the maximum value of BRL 300.00 (three hundred reais) and promotional items that contain the supplier’s/customers’ name or logo, such as pens, key chains, calendars and drinks. In case the value of gifts exceed the limit, with a previous approval from the immediate superior or a raffle should be done among all employees of the area.

Invitations to participate of lunches, dinners and/or other events sponsored by suppliers are a common practice in our business. However, there is a limitation of event type or amount involved. Non-recurring invitations can be, eventually, accepted, if they are for commercial, marketing and advertisement purposes.

Air tickets and lodgings sponsored by suppliers for technical visits, workshops, conference, fairs, tickets and etc., should be previously validated by the Ethics Committee.

Treatment and Confidenciality of Information

All commercial, technical, strategic and professional information, related to Gafisa, customers and/or partners, whether in physical, electronic or oral form, are valuable assets and should be treated with confidentiality, since inappropriate use or premature divulgation or publication, can implicate in risks and damages to the image and results of the Company.

It is our duty:

- To understand, promote and enforce the Privacy and Confidentiality Policies of the Company by directing selected partner companies on issues of confidentiality (available under the F.025-ADP code in Gafisa’s Management System).

- To prevent leaks of confidential, privileged or customer information. The confidentiality of customer information is the responsibility of all Gafisa employees.

- To advise suppliers, third parties and/or partner companies to respect customer information and the Company's business.

- To adopt practices that preserve data confidentiality, protecting them from unauthorized access, limiting the use of the information to the contracted purpose.

It is forbidden:

- To publish or share confidential information (business plans, project evaluation, customers’ data, etc.), be it printed, electronic or oral, with other employees or third parties, which do not need such information for their activities.

- To send (eletronic or printed) and use Gafisa’s templates/forms for private use and/or to third parties not associated with the Company.

Our Relationship

CUSTOMERS

All issues raised by customers must be answered and analyzed within a deadline compatible with their expectations and needs, but also within the procedures of the Company. At Gafisa, all employees have the responsibility to serve the customer well. The first step in this direction is to understand your customers. For this, give them time to submit questions and issues. Listen carefully and actively - the customer perceives the degree of involvement and responsiveness offered. Communicating well is, first of all, to listen, to respect differences and to know the person with whom we are relating.

It is our duty:

- To serve customers with flexibility and promptly.

- To search for solutions and information quickly, clearly, accurately and transparently, even in critical moments.

- To identify the needs of our customers and satisfy them through actions aligned to Gafisa’s culture, offering products and facilitators, innovative and quality services.

It is forbidden:

- Act disrespectfully with the customer, using offensive language or making judgments.

- To influence or attempt to influence other employees to serve customers in a special way because of their market position.

- For employees to use Gafisa’s name for their own benefit with our customers, partners or suppliers.

- To send electronic messages to groups of customers, except for actions planned and executed by the Marketing, CRM and Sales Directors.

Expenses with customers (meal, transport, lodging or entertainment) are acceptable, once justified by work meeting or normal business courtesy and under reasonable limits.

The customer is our greatest asset and should be treated well. He or she is the one who will give strength to Gafisa’s image. Therefore, doubts, clarifications and criticisms should be seen as an opportunity to renew the positive expectations created upon purchase. Always put yourself in the customer’s position to understand their point of view and be sympathetic to the situation. Seek a solution that can help you from the Company’s guidelines. Take the customer’s views as suggestions for improvement.

Absorb this knowledge as a learning process and take all the considerations for discussion in your area, so they can feed new ideas.

SUPPLIERS

Supplier relations should be guided by respect and impartiality, founded on the basic principles for the materials and services acquisition process, and formalize our ethical commitment. The hiring process for suppliers is the sole responsibility of the Supply Chain area of the Company. No employee of another area is authorized to make contracts without the consent of the Supply Chain area. A supplies analyst should conduct the process. Learn more about the processes and policies of the Company's Supply Chain through Gafisa Management. This way, in addition to ensuring the best price and quality in the market, the Company certifies that the ethical requirements described below are met.

It is our duty:

- To select and hire suppliers based on professional, ethical and technical criteria (price, quality, quantity, delivery and service), and through a pre-established process. Employees shall not be influenced by personality issues or friendship.

- To conduct competition procedures clearly and fairly to all participating suppliers.

- To understand and ensure the commitment of suppliers in fulfilling the contracts in an ethical way, ensuring the confidentiality of information.

- To submit to Gafisa’s Ethics Committee, clearly, the personal ties between employees and suppliers.

It is forbidden:

- To contract companies/consultancies owned by former-employees, resigned from the Company in the period of less than 1(one) year.

- To hire suppliers who maintain personal relationships with employees and/or with employees’ relatives of 1st degree: father, mother, sons/ daughters, brothers/ sisters, spouses, cousins, uncles/ aunts and nephews/nieces to provide services or products with direct relation to employees’ activity.

- To use contractual terms or other forms of ambiguous communication to obtain advantage in relation to the other entity involved.

- To request or provide confidential information from other companies.

- To maintain relationships with employees and/or administrators with economical and/or financial interests related to suppliers in case these interests may influence somehow the actions executed by them.

- To participate in the decision process regarding the selection of suppliers, nor try to influence them, in case of financial or personal interests in such suppliers or if they have made any type of related investment;

- To hire suppliers who knowingly do not comply with the valid and/or applicable legislation to his/her activity, including labor and environmental regulations, or are listed in the register of ineligible companies of the CGU (Comptroller General of the Union), available on the website: "www.portaltransparencia.gov.br".

- To hire suppliers or partners in any capacity that use slave and/or child workforce.

- To allow any contracted supplier to talk to the press about completed, ongoing or future projects developed by Gafisa.

The non-compliance with labor laws and the failure to provide collective or personal protective equipment by the service providers are liable to termination of contract. SALES PROFESSIONALS

It is our duty:

- Maintain a relationship based on partnership and professionalism with all of the brokerage companies with whom we work.

- Guarantee the release of correct and accurate information.

- Encourage healthy competition.

- Emphasize the positive aspects of our product.

- Follow the rules, contracts and agreements.

- Demand brokerage companies to follow the policies and standards of Gafisa S/A, being obligated to act ethically and with transparency with the customers.

- To abstain from hiring or allowing brokerage companies to hire a workforce that involves the exploitation of forced labor and/or slave labor, child labor and/or labor in any way that is not authorized by current laws and regulations, and reserve the right not to contract services or have business relationships with companies that adopt this practice.

- To never hire suppliers who are related to employees and/or are their relatives in 1st degree: father, mother, sons/daughters, brothers/sisters, spouses, cousins, nephews/nieces and uncles/aunts to provide services;

Participate in decisions regarding the selection of suppliers, nor seek to influence those decisions, if holding financial or personal interests in such suppliers or have made any kind of investment in them.

- To report any practices that violate the laws, regulations and standards of the Company.

- Any amount paid as sales commissions (commissions, allowances, incentives, rewards and others), must be checked and approved by the responsible authority and registered in the accounting records of the Company. This process is applicable for direct sales (GAFISA VENDAS) and all agents and sales companies that perform activities on behalf of Gafisa.

- Direct property sales to employees, regardless of position of the buyer within the Company, must comply with Policy posted on Gafisa Management (Gafisa Gestão) system. Gafisa offers an internal portal that guides the purchase process by employees, family members and nominations: www.soumaisgafisa.com.br

It is forbidden:

- To favor brokerage companies with confidential or privileged information.

- To give formal negative opinions regarding Gafisa and competitors’ products.

- To participate in brokerage companies’ incentive programs.

- To purchase items from brokerage companies’ rewards programs.

- To regularly do business on your own or for others without the employer’s permission, or have activities that compete with the Company’s business, or adversely affect it (Article 482 of the Consolidated Labor Laws - CLT).

SHAREHOLDERS, CAPITAL MARKETS AND CORPORATE GOVERNANCE

Gafisa follows models that promote transparency, equity, accountability and corporate responsibility. The Company is listed on the São Paulo Stock Exchange (Bovespa) since 2006 and on the New York Stock Exchange (NYSE) since 2007, complies with the rules of the Brazilian Securities and Exchange Commission (CVM), the Brazilian and U.S. laws (Sarbanes-Oxley - SOX) that regulate the activity. Above all, it is the principle of equality for shareholders.

It is our duty:

- To ensure a good relationship between the Company and its shareholders, regardless of the number of shares they hold, subject to legal requirements.

- Always act for the benefit of shareholders and investors’ interests, but at the same time maintaining the financial health of our business.

- Act according to the interest of its shareholders and investors, informing them accurately enough and transparent through the competent area immediately on the main actions or decisions, aiming constantly updated.

  - To respect the Quiet Period. Employees involved with any kind of information related to the Results are prevented from trading the Company's Securities, including, without exclusions, sale, purchase, rent and loan of stock or any other securities issued by the Company during the period from 15 days before the disclosure of the market numbers.

It is forbidden:

- To maintain direct relationship with shareholders and the capital market without the express permission of the Investor Relations (IR) department.

- Be benefited with privileged information (insider information) to sell or buy stocks directly or through a third party. The improper use of information is illegal and can result in civil, administrative and criminal penalties.

COMMUNITY AND ENVIRONMENT

Our activities are based on ethical and moral values, by the articulation among the economic, social and environmental dimensions, in the development of our enterprises. Gafisa and your employees assume the commitment of respecting the environment in the development of its activities, products and services, using practices and measures to assure the reduction of pollution and negative environmental impacts, and the improvement of our performance regarding the environment.

It is our duty:

- To assess the potential impacts on the environment and neighborhoods, and the preservation of historical and cultural patrimony during the process of evaluation and decision making.

- To fully meet legislation and environmental standards.

- Contribute to the sustainable development of the communities where the Company develops its activities.

- Motivate social responsibility actions along with customers, employees or third parties for quality improvement of human life.

- Seek harmony between generation of value to shareholders and social wellbeing objectives in the areas where the company operates.

- To seek, develop and implement new technologies to improve our environmental performance.

- To optimize raw material and energy usage as a contribution for the preservation of natural resources.

- To reduce, reuse and promote the recycling of generated residues.

- To train, make the peers and subordinates aware and stimulate the suppliers in the search for a sustainable environment.

PUBLIC ENTITIES AND GOVERNMENT AGENCIES

It is the employees’ duty to maintain a good relationship with the country’s authorities, including (but not limited to): city halls, urban and environmental permission agencies, specialized police stations, regulation agencies, government entities, public administration agents and third parties involved in a direct or indirect way in the development of its activities, respecting the laws, norms and regulations and executing its duties.

No employee, in any circumstances, can offer payment in return for services facilitation by public bodies or government agencies.

All third parties representing Gafisa, as consultants, service providers, business partners, suppliers, etc., should be informed about the Company's position regarding the relationship with public officials, public bodies and government agencies and must commit to following the guidelines described in the Company's Code of Ethics. These aspects are prerequisites for hiring, provision of services and execution of activities on behalf of Gafisa.

Through its compliance program, Gafisa devotes constant efforts in prevention, detection and resolution of cases that meet the ethical principles of the Company and the current legislation. Among the actions that aim to ensure the 100% integrity of our operations are: the release of this Code of Ethics, accessibility to the internal report channel (Canal Confidencial), employee training, mapping and risk control.

UNIONS

Employees have the right to join a union or professional association and to exercise the rights of an official member of a union.

COMPETITORS

It is our duty:

- To avoid all actions that can be interpreted as anti-competitor, monopolistic or, in any way, contrary to international, national or local laws, that regulate the market competitive practices.

- To respect competitors and their products.

- To maintain relationships with competitors’ employees in compliance and observing the related laws.

- To maintain the image and reputation of Gafisa, as well as protect the intellectual capital and confidential information of the Company.

It is forbidden:

- To obtain or attempt to inappropriately obtain trade secrets or other confidential information from our competitors.

SOCIAL NETWORKS

Our employees form the Company's image, and in their day-to-day work interact with different audiences through various media channels (online/offline) representing the community and building the company's reputation.

When a Gafisa employee expresses issues regarding his/her work in ways that can be widely accessed (and replicated) it can be understood that this employee is speaking on behalf of the Company because of his/her current position.

To prevent this kind of misunderstanding, it is recommended that in online environments (Blog, Twitter, Facebook, Orkut, MSN, etc.) employees do not link their names and positions to the Gafisa brand. If an employee publishes in any of these channels that he/she is a member of the Company, the responsibility for everything that is said and done on that channel is much higher. It is important to be aware of this and act responsibly.

PRESS

The Company's Press Office is responsible for receiving and following any requests from press organizations: newspapers, radio, television, magazines, websites, etc. It also maintains authorized spokespersons to speak on behalf of Gafisa.

It is our duty:

If an employee is contacted by the press to give information, write articles or grant interviews and declarations related to Gafisa, he/she should contact their direct supervisor and the Company's Press Office:

Máquina da Notícia - contacts:

Gafisa – gafisa@grupomaquina.com

Phone: (11) 3147-7430 / 3147-7416

It is forbidden:

- To speak on behalf of Gafisa to any media channel without authorization by the Company's Press Office

- To grant any interview or to photograph, record video or any other form of visual or sound record of yourself or your place of work without Gafisa’s authorization.

ETHICS COMMITTEE

Gafisa’s Ethics Committee is composed of members of the Executive Board. Technical and/or specific decisions are advised by the areas of Internal Audit, Human Resources and Legal. The main duties of the Ethics Committee are:

- To analyze and solve ethics conflicts that are not solved by the hierarchical chain or that are not included in this code or in its guidelines;

- Ensure the confidentiality of the information received;

- Divulgar as ações tomadas frente às violações do Código de Ética;

- Respond to queries directed to the Committee;

- Send releases to the Company on matters of general interest, aiming to consolidate behavior consistent with the Company values and with this Code of Ethics.

- Analyze and decide cases not covered by this Code of Ethics;

- To make public all actions taken related to the violation of the Code of Ethics.

It is our duty:

- To report any attitude that is not in compliance with the principles of the Ethics Committee through the Canal Confidencial, which is available on the intranet or the IR section on the Gafisa website:

Site: www.canalconfidencial.com.br/

Voice Channel: 0800-777-0781

Information regarding possible violations may be anonymous and will be kept in strict confidentiality. The existence of this channel expresses the Company's commitment to ethical behavior in all its activities.

There will not be any kind of punishment for employees who report misconduct, unless it is proven that they are absolutely untrue, or if proved the intent to harm a third party, whether it is an employee, a supplier or a partner of the Company in any capacity.

Procedure:

- Any employee, supplier, customer or any other interested parties can send inquiries, suggestions or complaints on violation of this Code, using the confidential channel (Canal Confidencial) by phone or internet, in writing or in person.

- The Committee members sign a statement of commitment to maintain confidentiality during the investigation process of complaints, as well as the commitment to impartially on all the facts and acts processed by them.

- If the violation of this Code of Ethics is proven, a reconsideration request can be made  expressly by the claimant and must be directed to the Ethics Committee, which will decide on appeal.

- The Committee recommends appropriate action in each case and it is up to the area manager to apply them.

- In case of conflict between the internal policies of the Company and the Code of Ethics, the Code of Ethics shall prevail.

Failure to comply with the Code of Ethics may subject the violator to the following penalties:

- Verbal or written warning and termination of the contract of the employee or the representative (suppliers, service providers and third parties).

- The penalties imposed by the current legislation, as well as repairs of losses and damages in case of prejudice of the Company’s Patrimony.

FINAL CONSIDERATIONS

In addition of reading, understanding, complying and demanding compliance with the Code of Ethics, Gafisa’s employees also have the obligation to set an example in the workplace.

It is under the responsibility of all employees to consult his/her immediate superior for situations that demand solution or additional orientation or Ethics Committee, in order to assure that the form and the content of the Gafisa’s Code of Ethics are preserved.

Even though the objective of this Code is to assist most of the situations involving subjects related to ethics in our activities, new situations can emerge, being necessary the definition of new rules and update the Code of Ethics by the Committee.

If in doubt about the practice of ethical principles and deviation of conduct, do not hesitate to contact your supervisor or the Ethics Committee.

ANNEX II     TERM OF COMMITMENT

I declare that I have received the Code of Ethics and I am aware of all rules and obligations. I agree and I assume the obligation of incorporating it as a reference in my Company daily activities.

The violation of the items mentioned in this code will be considered serious fault and fair reason for contractual rescission, subject to the agreed contract penalties and valid to Brazilian legislation.

Name__________________________________

Area___________________________________

Date ____/____/____

Signature ______________________________

This term consists of two copies. A copy stays with GAFISA S/A and the other with the employee.

ANNEX III   DECLARATION OF TRANSPARENCY

This declaration is applicable to employees involved in a situation that need Ethics Committee validation, in agreement with the rules in this Code. Fill out the fields below, sign and send to the responsible for HR (Gente e Gestão) Area for Ethics Committee evaluation.

1. Indicate GAFISA S/A’s suppliers, services providers, partners or customers, which you are partner, administrator, executive, negotiator, commercial representative or that have any management position (decision-maker):

Company/ Area _______________________________________________

Relation with GAFISA S/A ________________________________________

Job/Position __________________________________________________

2. Indicate the people of your straight relationship that are partners, administrators, executives, negotiators, commercial representatives or that have any management positions (decision-maker) in GAFISA’s supplier, services providers, partner, customer or competitors:

Full Name ______________________________________________________________________________________

Type of Relationship ______________________________________________________________________________

Company/ Area __________________________________________________________________________________

3. Situation that needs validation:

Description of the situation

_________________________________________________________________________________________________

_________________________________________________________________________________________________

_________________________________________________________________________________________________

I declare that the information provided by me in this document is true, without omission of any information that can influence GAFISA’s decisions concerning to this present declaration.

The employee’s full name: ________________________________________

Area: _____________________________________ Date: ____/____/____

Signature _________________________________

This term consists of two copies. A copy stays with the Company and the other with the employee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 17, 2014

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer